Mail Stop 4561

February 16, 2007

Irwin Rapoport
Wellentech Services, Inc.
7415 Sherbrooke St. West, #1
Montreal, Quebec H4B 1S2

Re: **Wellentech Services, Inc.**
        Registration Statement on Form SB-2 and Amendment No. 1 to Form SB-2
        Filed on January 26, 2007 and January 31, 2007
        File No. 333-140236

Dear Mr. Rapoport:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please monitor the updating requirements of Rule 3-10(g) of Regulation S-B. Your September 30, 2006 financial statements are outdated and require updating.

2.   Please include a currently dated and signed consent from your external auditors, specifically SF Partnership, LLP and Walker & Company, once their audit opinion is included in future amendments.

3.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. You should not include such graphics and pictorial representations in any preliminary prospectus distributed to prospective investors prior to our review.

4.   We note your use of the term "the Company" throughout the prospectus. Since this term is vague and abstract, please revise to use your actual company name or a shortened version of it throughout your document.

Facing Page

5.   We note that you have calculated the registration fee based on Rule 457(c). In light of the fact that there is no market for you shares, this reliance appears to be inappropriate. Please revise or advise.

Prospectus Cover Page

6.   Please revise this section to note that your auditor has expressed substantial doubt about your ability to continue as a going concern.

7.   You state that the Risk Factor section begins on page 2. Please revise to note that the Risk Factor Section begins on page 7. Further, please revise so that the cross reference is highlighted in a manner other than all capitals.

Risk Factors, page 7

8.   Please revise so that the captions do not appear in all capitals and are therefore easier to read.

9.   Mitigating statements are not appropriate in the risk factor discussion. Please revise your risk factors to remove all mitigating language. For example, but without limitation, we note under the subheading If we are unable to generate significant revenues… you state "[u]ltimately the expansion of our enterprise may allow us to become profitable."

We may require additional funds…, page 7

10.   Please revise this risk factor to note that your auditor has expressed substantial doubt about your ability to continue as a going concern.

If we are unable to hire and retain key personnel…, page 8

11.   We note on page 23 that you do not have an employment agreement with Mr.
        Rapoport. Please revise this risk factor to note this fact.

Future sales by our stockholders may negatively affect our stock…, page 9

12.   You state that some of your remaining shares outstanding not being registered for
        resale under this registration statement may be resold under Rule 144. Please
        revise this risk factor to note the number of shares that currently may be resold
        under Rule 144.

We are in an intensely competitive industry…, page 10

13.   On page 1, you state that you design and install systems for data, voice, video and
        telecom. In this risk factor, you note that the intellectual property industry is
        highly competitive. Please advise us why you are discussing the intellectual
        property industry or revise as necessary.

Determination of Offering Price, page 11

14.   You state in the second paragraph that "[a]lthough our common stock is not listed
        on the Over The Counter Bulletin Board (OTCBB), we attempt to locate a market
        maker and to file to obtain a listing on the (OTCBB)." Please revise your
        disclosure throughout the document to note that shares are not listed on the
        OTCCB, they are quoted.

Business Experience, page 15

15.   Please revise to disclose the business experience of Irwin Rapoport and Jim
        Beatty for the previous five years. This disclosure should include a discussion of
        their experience in designing and installing systems for data, voice, video and
        telecom.

16.   In your description of Jim Beatty's business experience, you state that he founded
        Trinity Capital Corporation and Trinity Capital Securities Limited and currently
        acts as a director for Iatra Life Sciences Corporation Inc., and Genetic Diagnostic
        Inc. Please state the nature of these businesses. You also state that Mr. Beatty
        has customarily chaired the Audit Committee or Compensation Committee.
        Please revise to explain this statement.

Description of Business, page 18

17.   We note in your Statement of Loss in the Financial Statements that you had revenues of $12,280 for the period from inception through September 30, 2006. Please revise to describe the activities from which you have generated revenues to date.

Management's Discussion and Analysis or Plan of Operation, page 18

Sales and Marketing, page

18.   In the last paragraph on page 18, you state that you "intend to complete the development of our corporate website. We have not yet contracted with a web design company and expect to launch our website and be fully operational by the end of the second quarter of 2007." In this section, you state that "we maintain a website." Please reconcile these disclosures. Also, if you do have a website please consider disclosing the address of your website in this section. Refer to Item 101(c) of Regulation SB-2.

Further Development of Organizational Infrastructure, page 19

19.   You state that during the next twelve months, you anticipate hiring four additional salaried full-time employees and a number of commissioned full time employees. Please revise to note the cost of the additional employees. Also, please advise us whether this cost was included in the anticipated expenses discussed on page 20.

20.   We note from your disclosure of the estimated breakdowns on page 20 that you anticipate spending $100,000 on advertising. Please revise to provide a discussion regarding this expense.

21.   In the first full paragraph on page 20, you state that "[a]s discussed, we may expand into additional states but we do not expect this expansion in the next 12 months based on the steps that must first be completed as set forth in the plan of operations." Please revise this section to note which state you intend to focus on and to note where you have discussed this previously.

Certain Relationships and Related Transactions, page 21

22.   Please revise to include the dollar value of the securities issued to your promoter.

Executive Compensation, page 23

23.   Please revise to include the information called for by Item 402(f)(1), (f)(2) and
        (f)(3) of Regulation SB regarding compensation of directors.

Changes in and Disagreements with Accountants on Accounting and Financials
Disclosure, page 22

24.   You state that "[t]he report of SF for the fiscal year ended December 31, 2005 did
        not contain an adverse opinion or a disclaimer of opinion and was not qualified or
        modified as to uncertainty, audit scope or accounting principles." However, we
        note that in its audit opinion SF Partnership expressed substantial doubt about
        your ability to continue as a going concern. Please revise your disclosure in this
        section to note this audit opinion.

Available Information, page 23

25.   Please revise to note that the public reference section has relocated to Room 1580,
        100 F Street NE, Washington D.C. 20549.

Item 26. Recent Sales of Unregistered Securities, page II-2

26.   You state that you completed a Regulation D Rule 506 offering in which you sold
        2,715,000 shares of common stock to 37 investors, at a price per share of $.01 for
        an aggregate offering price of $27,150. Please revise to note how many of the
        investors were accredited or sophisticated. In this connection please reconcile
        your disclosure on page 12 that you sold shares to 34 investors in a Regulation D
        Rule 506 offering.

Item 7. Financial Statements

Financial Statements for the Period Ending September 30, 2006

Notes to the Financial Statements

Summary of Significant Accounting Polices

Note 3. Unaudited Interim Financial Statements, page F-7

27.   Please remove the reference to the Company's Annual Report to stockholders on
        Form 10-KSB as no form has been filed with the Commission.

Note 4. Capital Stock, page F-9

28.   We note that you issued 200,000 shares of common stock for consulting services
        on July 2, 2006 valued at $2,000. Please reconcile this amount to the amount
        disclosed with in the Statement of Stockholders' Equity and your disclosure in
        Note 5. Additionally, please include the disclosures required by paragraphs 64
        and 65 of SFAS 123(R), *Share-Based Payments*.

Financial Statements for the Period from Inception (November 7, 2005) through
December 31, 2005

Notes to Financial Statements

Note 1. History, Organization and Development Stage Activities, page F-17

29.   We note that the stockholders have agreed to pay expenses and advance funds to
        the Company as it needs until the Company can raise funds pursuant to the filing
        of your SB-2. Tell us to what extent the stockholders have paid to date, and how
        you accounted for these payments on your financial statements. Also, include
        your accounting policy in your notes to your financial statements.

Note 3. Summary of Significant Accounting Policies

30.   Please disclose your policy for recognizing revenue for each revenue stream. To
        the extent that it is applicable, tell us how you considered the guidance in EITF
        00-21 in determining your accounting policies. Additionally, please disclose the
        major terms of your revenue arrangements with customers. Please make
        corresponding changes to your interim financial statements.

Item 27. Exhibits

31.   Please file a copy of your Specimen Stock Certificate as an Exhibit.

Exhibit 5.1- Legal Opinion

32.   In the penultimate paragraph, it states that "[n]o opinion is expressed herein as to
        any laws other than the State of Nevada of the United States. This opinion opines
        upon Delaware law including the statutory provisions, all applicable provisions of
        the Delaware Constitution and reported judicial decisions interpreting those
        laws." Please reconcile these statements or have the opinion revised as necessary.

Item 28. Undertakings, page II-4

33.   Please revise this section to include the undertakings required by Item 512(g) of
        Regulation S-B

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, when the company requests acceleration of the
effective date of the pending registration statement, it should furnish a letter, at the time
of such request, acknowledging that:
- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with
  respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility
  for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the
  Commission or any person under the federal securities laws of the United States.
        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the
registration statement as a confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the
securities specified in the above registration statement. We will act on the request and,
pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kelly McCusker, Accountant, at (202) 551-3433 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3495 with any other questions.

Sincerely,

Elaine Wolff
Legal Branch Chief

cc: Gregg Jaclin, Esq.